UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41823

Nvni Group Limited

P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Closing of Private Placement Transaction

As disclosed on Form 6-K filed by Nvni Group Limited (the “Company”) with the Securities and Exchange Commission on December 31, 2024 (the “Private Placement 6-K”), the Company entered into a private placement transaction (the “Private Placement”), pursuant to a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional investors (the “Purchasers”) for aggregate gross proceeds of $12.0 million, before deducting fees to the placement agent and other expenses payable by the Company in connection with the Private Placement. The Company intends to use the net proceeds from the Private Placement for general corporate purposes and working capital. Maxim Group LLC (“Maxim”), acted as the exclusive placement agent for the Private Placement. Closing of the Private Placement occurred on January 2, 2025.

The descriptions of the Purchase Agreement, the Form of Series A Ordinary Share Purchase Warrant, the Form of Series B Ordinary Share Purchase Warrant, the Placement Agent Warrant, the Placement Agency Agreement, the Form of Lock-Up Agreement and the Registration Rights Agreement described in the Private Placement 6-K are qualified in their entirety by reference to the full text of those documents, which are filed herewith as Exhibits 10.1, 10.2, 10.3, 10.4, 10.5, 10.6 and 10.7, respectively.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth under Item 1.01 of the Private Placement 6-K is incorporated by reference into this Item 2.03.

Item 3.02 Unregistered Sales of Equity Securities.

The information set forth under Item 1.01 of the Private Placement 6-K regarding the issuance of the securities is incorporated by reference into this Item 3.02. The issuance of these securities is being made in reliance upon an exemption from the registration requirements of Section 5 of the Securities Act.

Exhibit Number	Description
10.1	Securities Purchase Agreement
10.2	Form of Series A Ordinary Warrant
10.3	Form of Series B Ordinary Warrant
10.4	Form of Placement Agent Warrant
10.5	Placement Agency Agreement
10.6	Form of Lock-Up Agreement
10.7	Registration Rights Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NVNI GROUP LIMITED

Date: January 6, 2025	By:	/s/ Pierre Schurmann
	Name:	Pierre Schurmann
	Title:	Chief Executive Officer

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